UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

HAMILTON LANE PRIVATE ASSETS FUND

(Name of Subject Company (Issuer))

HAMILTON LANE PRIVATE ASSETS FUND

(Name of Filing Person(s) (Issuer))

CLASS R AND CLASS I SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

407498104 AND 407498203
(CUSIP Number of Class of Securities)

Frederick W. Shaw
Hamilton Lane Advisors, L.L.C.
110 Washington St, Ste. 1300

Conshohocken, PA 19428
(Name and Address of Agent for Service)

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

September 28, 2021

(Date Tender Offer First Published,
Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

Item 1 through Item 9 and Item 11.

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on September 28, 2021 by Hamilton Lane Private Assets Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to repurchase shares of beneficial interest in the Fund ("Shares”) in an aggregate amount up to $10,209,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits 99.B and 99.C to the Statement on September 28, 2021.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund ("Shareholders") that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on October 27, 2021.

2. Valuation Date of the Shares tendered pursuant to the Offer was December 31, 2021.

3. No Shares were tendered prior to the expiration of the Offer, and therefore, no Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

Except as specifically provided herein, the information contained in the Statement, Offer to Purchase and the related Letter of Transmittal previously filed on September 28, 2021 (the “Tender Offer Materials”) remains unchanged and this final amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 12(b).	Filing Fee

Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

HAMILTON LANE PRIVATE ASSETS FUND

By:	/s/ Adam B. Shane
	Name:	Adam B. Shane
	Title:	Secretary

March 25, 2022

EXHIBIT INDEX

EXHIBIT

Calculation of Filing Fee Table